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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No 2 )

                 American Strategic Income Portfolio II, Inc.
                                    (BSP)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  030099105
                                (CUSIP Number)

                         George W. Karpus, President
                        Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                      14 Tobey Village Office Park 14534
                                (716) 586-4680

                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 9, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]

                             (Page 1 of 5 pages)
                            There are no exhibits.



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                                 SCHEDULE 13D


CUSIP No. 030099105                                    Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |___|
                                                                      (b) | x |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           291,031 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               291,031 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     291,031 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |__|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.62%
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14   TYPE OF REPORTING PERSON*

     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer

         Common Stock
         American Strategic Income Portfolio II, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis, Minnesota  55402-3804

ITEM 2   Identity and Background

         a) Karpus Management, Inc. d/b/a Karpus Investment Management
         ("KIM")
         George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director
         Sophie Karpus, Director

         b) 14 Tobey village Office Park
            Pittsford, New York 14534

         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).

         d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of The Principals is a United States citizen.
            KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations

         KIM, an independent investment adviser, has accumulated share of BSP on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction

         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BSP fit the investment guidelines for various Accounts. Shares of the fund have been acquired since September 14, 1995. KIM intends to influence management and the Board of Directors to represent shareholder interests and to take steps to close the discount to

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         net asset value at which the Fund currently trades. On March 18,
         1998 Piper Capital Management announced that it will recommend to the board of directors that the Fund adopt new policies regarding share repurchases and that the Fund adopt an open market repurchase plan. This prompted KIM to withdraw any and all proposals made to the Fund.

ITEM 5   Interest in Securities of the Issuer

         a) As of the date of this Report, KIM owns 291,031 Shares which represents 1.62% of the outstanding Shares. None of the Principals or KIM owns any other Shares.

         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

         c) Open market purchases since September 14, 1995 for the Accounts. There have been no dispositions and no acquisitions, other then by such open market purchases, during such period.

  Purchase      Shares       Price Per     Purchase     Shares       Price Per
    Date       Purchased       Share         Date      Purchased       Share

  9/14/95       21,700         10.875       9/2/97       20,750        11.625
  9/15/95       12,900         10.875       9/4/97        1,000        11.625
  9/18/95       14,400         10.875     10/21/97        4,300        11.75
   1/8/96        4,200             11     10/22/97          700        11.75
  7/19/96        1,250         10.625     11/14/97        5,000        11.75
  9/13/96        1,000         10.75       12/1/97      -18,081        12.99
 12/27/96        5,300         10.875      12/3/97       22,000        11.6875
 12/30/96        5,700         10.875      12/8/97       -8,588        12.99
  1/13/97        2,500         10.875      12/8/97       41,900        11.6875
  1/14/97        3,500         10.875     12/10/97        8,200        11.625
  1/20/97        2,500             11     12/11/97       11,300        11.625
  2/24/97        1,000         11.25      12/16/97        3,000        11.625
  2/25/97        1,000         12.25        1/6/98       11,100        11.6875
   3/6/97          500         11.25        1/7/98       23,800        11.75
   4/9/97        3,000         11.25        1/7/98          600        11.6875
  4/10/97       12,000         11.125      2/19/98        1,000        11.9375
  4/14/97       39,000         11.125       3/9/98       11,500        11.875
   7/8/97       12,500         11.5625     3/16/98          800        11.625
   7/9/97        2,500         11.5625     3/17/98        2,800        11.625
  8/25/97        1,500         11.625

         The above listed transactions have totaled 291,031 Shares. Sale transactions of December 1, 1997 and December 8, 1997 represent Shares that were tendered to the Fund per tender offer. The Accounts have the right to receive all dividends from, any proceeds

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         from the sale of, the Shares. None of the Accounts has an interest in
         Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer


         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BSP securities.

ITEM 7   Materials to be Filed as Exhibits
         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           Karpus Management, Inc.

April 9, 1998                              By: /s/ George W. Karpus Pres
    Date                                        -----------------------------
                                                           Signature

                                                  George W. Karpus, President
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                                                          Name / Title